

September 9, 2011

<u>Via facsimile</u>
James Carroll
President, Chief Executive Officer
Biomass Secure Power Inc.
40218 Wellsline Road
Abbotsford, BC Canada V3G 2K7

> **Re:** **Biomass Secure Power Inc.**
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 18, 2011**
> **File No. 333-70836**

Dear Mr. Carroll:

We have reviewed your responses to the comments in our letter dated April 20, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Form 10-K: for the fiscal year ended June 30, 2010

General

1. We note your disclosure that your common stock is registered under Section 12(g) of the Exchange Act. However, we are unable to find a Form 10 or Form 8-A. Please advise.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

2. We note your response to our prior comment two that your current management is unaware of a stock option plan that was approved on March 24, 2004, that it has since determined that all of the "options described under the plan were fully issued" and that your board of directors intends to pass a resolution to cancel all outstanding stock option plans. Please confirm that in future filings you will include a risk factor that addresses the risks associated with the potential that there are outstanding options that you are unaware of and that, because you no longer have a copy of the plan that such options were granted under, you are unaware of the terms of this plan.

Executive Compensation, page 27

Summary Compensation, page 27

3. We note your disclosure in footnote 1 of your summary compensation table on page 28 that "[d]uring the 2009 fiscal year, the Company issued 28,155,555 common shares in settlement of $126,700 of accrued management fees due to Mr. Carroll for the year 2009 and 2008. Please confirm that in future filings you will provide the date that such shares were issued and that you will clearly distinguish the amounts that were given as compensation for 2009 and 2008.

4. We note your disclosure on page 31 that, "[d]uring the year ended June 30, 2010, you were charged by and recorded management, consulting and directors fees totaling $208,475 (2009-$183,049)." Please disclose in your director compensation table or advise.

Exhibits

5. We note your response to our prior comment 10 and reissue in part. It does not appear that the exhibit that you reference contains your articles of incorporation. Please confirm that in future filings you will include your articles of incorporation as an exhibit to your annual report.

Exhibit 31.1, 31.2, 32.1 and 32.2

6. We note your disclosure in your Form 10-K that James Carroll is your chief executive officer and chief financial officer. However, your Exhibits 31.1, 31.2, 32.1 and 32.2 indicate that Murray Swales is your chief financial officer. Please advise as to when Mr. Swales became your chief financial officer. To the extent that Mr. Swales is now your principal financial officer and/or principal accounting officer, please revise the signature page to your Form 10-K accordingly and refile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor